FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Nymox Pharmaceutical Corporation

1 St. Bay & Deveaux Streets

Nassau, The Bahamas

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Nymox Pharmaceutical Corporation has completed the following financings (all amounts in US$). Different prices per share reflect different market share price at the times the different financings were negotiated.

1. James G. Robinson, Independent Director, two million dollars ($2,000,000.) at three dollars ($3.00) per share, with total number restricted common shares six hundred, sixty-six thousand, six hundred and sixty-six (666,666).

2. Erik Danielsen, Chief Financial Officer, one hundred fifty thousand dollars ($150,000) at three dollars ($3.00) per share, with total number restricted common shares fifty thousand (50,000).

3. Emanuel Obrist one million dollars ($1,000,000) at two dollars and fifty cents ($2.50) per share. Total number of restricted common shares four hundred thousand (400,000).

4. Johann Windhager one million dollars ($1,000,000) at three dollars ($3.00) per share. Total number restricted common shares three hundred, thirty-three thousand, three hundred and thirty-three (333,333).

5. Stephan Mueller one hundred thousand dollars ($100,000) at three dollars ($3.00) per share. Total number restricted common shares thirty-three thousand, three hundred and thirty-three (33,333).

4. Magne Jordanger twelve million dollars ($12,000,000) at two dollars and forty-eight cents ($2.48) per share. Total number restricted common shares four million, eight hundred thirty-three thousand, three hundred and thirty three (4,833,333). Mr. Jordanger will receive two million five hundred thousand (2,500,000) warrants at an exercise price of eight dollars ($8.00) per share. The warrants are exercisable within three (3) years of funding.

The total financing is sixteen million, two hundred fifty thousand dollars ($16,250,000) with 6,316,666 restricted common shares issued.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

By:	/s/ Paul Averback, MD
Paul Averback, MD
President and Chief Executive Officer

Date: April 26, 2018

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